July 2, 2008

Anne Nguyen Parker, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Dynamic Natural Resources, Inc.
Preliminary Information Statement on Schedule 14C
Filed May 28, 2008
File No. 333-131224

Dear Ms. Parker:

Thank you for your comment letter dated June 17, 2008.  The following are Dynamic Natural Resources, Inc.’s (the “Company,” “we”, or “our”) responses to your comments.  We are filing Amendment No. 1 to the Preliminary Information Statement on Schedule 14C (the “Schedule”) at the same time that this letter is being filed.

Our response below reflects the changes made in the Schedule to comply with Staff’s comment letter.

Schedule 14C filed May 28, 2008

General

Since this filing relates to a contemplated merger, you should have filed the information statement under the EDGAR form type “PREM14C.”  When you have cleared our comments and file the definitive information statement, please be sure to use the EDGAR form type “DEFM14C.”

Response:

We have appropriately alerted our EDGAR filing service.

2.           Please discuss how consent was obtained to approve the actions.  In this regard, we note that, as of March 31, 2008, insiders held 44.09% of the common stock outstanding.

Response:

We have added to the table on page 25 the shares voted by written consent by two additional shareholders. The consenting shareholders represent a majority at more than 51% of the issued and outstanding shares of common stock.

3.           Each matter that has been approved should be discussed separately, under separate captions and in necessary detail. Please revise.

Response:

We have separately discussed the three corporate actions as recommended.

4.
Please provide a chronological table that shows, relative to the timing of the filing of the information statement, when all relevant actions took place.  We note that you filed the information statement in connection with the approval of actions relating to the acquisition of Universal Tracking Solutions, Inc.  Your disclosure throughout the filing suggests that all or some of the approved actions already took place.  Note that pursuant to Rule 14c-2 of the Exchange Act, the information statement must be given to the shareholders 20 calendar days before the approved actions take place.  Explain the reasons for believing that the information statement was filed in a timely manner.

Response:

We have clarified the Schedule to state that the stock dividend and reverse split have occurred, and the proposed merger has not occurred.

5.
You have initially characterized this as an “acquisition” of the Universal Tracking Solutions, Inc. (“UTS”), but it appears that this is more appropriately a merger effected through a share exchange.  Please revise all references to an “acquisition” to discuss a share exchange/ merger.

Response:

We have re-characterized the acquisition of Universal Tracking Solutions, Inc. throughout the Schedule as a merger.

6.
Discuss whether you will register the issuance of your securities to the holders of UTS shares in exchange for their shares.  If you are not planning to register the issuance of securities, please discuss the exemption upon which you are relying for issuing the securities without registration.  We may have further comments.

Response:

We are relying on Regulation D, Rule 506, for the issuance of Company common stock to the former Universal Tracking Solutions, Inc. shareholders.  We have added the following statement to page 23 of the Schedule:

UTS shareholders have been advised and have agreed in writing that each will receive restricted Company stock in the share exchange and that each must hold their Company stock for at least six months pursuant to the requirements of SEC Rule 144.  Accordingly, the share exchange is being effected pursuant to an exemption from registration pursuant to Regulation D, Rule 506, because UTS has a total of 32 shareholders (excluding the Company’s UTS shareholder status), all of whom have represented that they are sophisticated, and 8 of them are accredited.

7.
You state on page 4 that “Current Company shareholders will be diluted after the effective date of the proposed remedial plan.” Clearly disclose in the letter to shareholders and on page 3 how many shares you will be issuing and the percentage of dilution post-split and post-merger.  We note from the table on page 10 that the shareholders of record on April 15, 2008 will only hold 21.8% of the company while 11,082,500 post-split shares (representing 78.2% of the company) will be issued as part of the remedial plan.

Response:

We have placed a table in the letter to shareholders and on page 3.

8.	You state on page 4 that “UTS’ shareholders have approved the proposed plan of share exchange.” Please tell us how the approval was obtained and whether there were dissenters’ rights.

Response:

We have added the following statement to page 22 of the Schedule:

UTS’ shareholders have unanimously approved the proposed plan of share exchange.  Every UTS shareholder has executed the Agreement and Plan of Share Exchange, dated as of May 1, 2008 (the “Share Exchange Agreement”), by and between UTS and the Company.  A majority of UTS shareholders, consisting of the Company, Daniel Seifer, and Keith A. Tench, consented in writing to a binding term sheet between UTS and the Company on or about April 1, 2008.  Thereafter, the remaining UTS shareholders were contacted directly by Mr. Tench or Mr. Seifer. By May 30, 2008, 100% of the UTS shareholders had executed the Share Exchange Agreement.  UTS shareholders were also provided with an Information Statement describing in detail the proposed transaction. The Information Statement contained a provision for dissenter’s rights under Nevada law.  No UTS shareholders have exercised their dissenter’s rights.

9.
We note under “Possibly Regulatory Risks Associated with UTS,” your discussion regarding the possibility that UTS may be subject to “regulatory exposure” for violating Section 5 of the Securities Act for conducting an unregistered public offering.  This disclosure should be in a more prominent area of the filing.  Please place it at the forefront of the filing.  Also discuss whether Dynamic Natural Resources will take on any of UTS’s potential liability after the merger.

Response:

We have complied with this Comment.

History of the Proposed Actions, page 4

10.
Please briefly explain the statement that the “Company’s shareholders of record as of September 15, 2006 have expected a distribution of the Company’s 4,000,000 UTS shares.” You further note that, in lieu of the distribution of the UTS shares, you will distribute your own shares to the shareholders to reward them for their patience.  This appears to suggest that you perceive the shareholders’ “expectation” to receive UTS shares as an obligation.  Please explain why you believe you were obligated to fulfill the shareholders’ expectations.

Response:

On or about September 15, 2006, we had approximately 174 shareholders. On or about April 1, 2008, we had approximately 226 shareholders.  Of the 174 shareholders we had in September 2006, 108 are current shareholders. These 108 shareholders own approximately 80% of the common stock currently issued and outstanding.  Management is aware from periodic communications from our shareholders that they expect the Company to fulfill the September 2006 announcement of a stock dividend.  In the business judgment of Management, we believe that it is prudent to comply with this expectation of shareholders although we may not be legally required to do so.

The Remedial Plan, page 4

11.
Please explain in better detail the statement “The acquisition of UTS also enables the September 15, 2006 Company shareholders to have an indirect 100% collective interest in UTS instead of the direct collective 31% interest these shareholders would have had in UTS had the Company executed its distribution of UTS common stock.”  It appears that subsequent to September 2006, UTS has engaged in securities offerings such that the holdings of Dynamic Natural Resources in UTS has been reduced to 30.5% and other shareholders own 69.5% of UTS.  We note that these other shareholders will be receiving shares of Dynamic Natural Resources in the contemplated transaction as well.  Please tell us if the September 15, 2006 Dynamic Natural Resources shareholders are the only shareholders of the Dynamic Natural Resources currently (i.e. tell us whether there have been additional shareholders since September 15, 2006).  Please advise how the indirect collective interest would nevertheless be increasing to 100%.

Response:

We have deleted reference to the indirect ownership statement referred to in this Comment because we see that the statement makes the Schedule more confusing than without it.

Background of Executive Officers, Directors and Significant Employees, page 8

12.
Please revise the biographical sketches to specify the period of time each of the named directors and officers has served at the identified employers.  Ensure that each sketch covers the directors’ and officers’ activities during the past five years.

Response:

We have supplemented the officer and director background disclosures on page 28.

The Reverse- Split, page 9

Background and Purpose, page 10

13.
Please provide explanatory footnotes under the table illustrating the dilutive effect of the reverse split to explain, if correct, that the shares shown for the Shareholders of record on Sept. 15, 2006 represent additional shares being issued to those Shareholders of record on September 15, 2006.  If otherwise, please clarify whether or not the Shareholders of record on Sept. 15, 2006 were Shareholders of record on April 15, 2008.

Response:

We have added footnote 1 to each of the tables containing reference to the shares issued to the September 15, 2006 shareholders to reflect that the shares issued are additional shares.

Description of the Reverse-Split Transaction

14.
We note your reference to “the issuance of 3,370,490 pre-split shares pursuant to Regulation D.” Please further explain the reasons for issuing these shares and the basis for relying on Regulations D for their issuance.  Explain why you do not consider these shares currently outstanding.

Response:

We have clarified the Schedule to note that these shares were issued separate and apart from the corporate actions taken in the Schedule.  We have also revised the Schedule to include these shares in the total shares outstanding pre-split and to use the date that these shares were issued, April 1, 2008, as opposed to March 31, 2008, the last date disclosed in our reports of the total number of shares outstanding.

General

15.
With respect to each action, please discuss the anti-takeover effect of the actions.  Also disclose whether there are any plans or proposals to adopt any other provisions or to enter into any other arrangements that may have material anti-takeover consequences.

Response:

On pages 9, 14, and 22 of the Schedule we include the following statement:

The three proposed corporate actions, after being effectuated, will have the effect of decreasing the number of authorized and issued common stock while leaving unchanged the number of authorized shares of common stock.  We will continue to have 100 million shares of authorized common stock after the reverse split, stock dividend, and merger with UTS. However, the number of authorized but unissued shares of Common Stock effectively will be increased significantly by the reverse split because the 30,840,334 shares outstanding prior to the reverse split, approximately 31% of the 100 million authorized shares, will be reduced to approximately 3,084,033 shares, or 3.1% of the 100 million authorized shares. After the effective date of the merger and taking into account all shares issued as a result of the stock dividend, we will have a total of approximately 14,166,534 shares issued and outstanding, or 14.2% of the authorized shares. In the future, if additional authorized shares are issued, it may have the effect of diluting the earnings per share and book value per share, as well as the stock ownership and voting rights, of the currently outstanding shares of common stock. The effective increase in the number of authorized, but unissued shares of Common Stock may be construed as having an anti-takeover effect by permitting the issuance of shares to purchasers who might oppose a hostile takeover bid or oppose any efforts to amend or repeal certain provisions of the Company’s Certificate of Incorporation or Bylaws. Such a use of these additional authorized shares could render more difficult, or discourage, an attempt to acquire control of the Company through a transaction opposed by the Board of Directors. At this time, the Board of Directors does not have plans to issue any shares of Common Stock resulting from the effective increase in the number of our authorized, but unissued shares generated by the reverse stock split.

Approval of the Term Sheet

16.	Ensure that you comply with Item 14 of the Schedule 14A. In this regard, we note that you do not discuss how the consideration was determined or provide the information required by Item 14(b) (10).

Response:

Pro forma comparative information is included on pages 29 and 30 of the Schedule.

Approval of the Issuance of Common Stock on a 1:10 ratio

17.	Please provide the information required by Item 11 of Schedule 14A.

Response:

We have included Item 11 information in the Schedule.

Approval of the reverse-split

18.
Please disclose whether the reverse split will result in any fractional shares and discuss what you intend to do with the fractional shares.  Disclose the number of record holders that you will have if the split is adopted and disclose also the number of record holders who may be eliminated as a result of the split.

Response:

We have clarified the Schedule to reflect the manner in which fractional shares were dealt with and to state that the number of shareholders has not changed as a result of the reverse stock split.

19.
Disclose in a table or other similar format the number of shares of your common stock that will be, on a post-split and post merger basis with each represented in separate columns: (i) issued and outstanding, (ii) authorized and reserved for issuance; and (iii) authorized but unreserved as a result of the adoption of the reverse stock split on your current shareholders.

Response:

This disclosure is made in the anti-takeover paragraphs under each of the three “Action” sections in the revised Schedule, pages 9, 14, and 22.

20.
We note the statement, “We are not, however, a party to any binding agreement, acquisition agreement or agreement to raise additional working capital other than which has been publicly announced.” Given that the reverse stock split would result in an increased number of authorized but unissued shares of your common stock, please clarify whether you have any current plans, proposals or arrangements to issue any of the freed up shares?  For example, are there any proposals or planes to acquire any business or engage in any investment opportunity with the additional shares?  If so, please disclose and of not, please state that you have no such plans, proposals or arrangements written or otherwise at this time.

Response:

We have clarified the Schedule to state that we have no such plans, proposals, or arrangements.

Form 10-O for the period ended March 31, 2008

Controls and Procedures

21.	In future filings, ensure that you provide the full definition of disclosure controls and procedures, as defined by Rule 13a-15 or Rule 15d-15 of the Exchange Act.

Response:

We have noted the Staff’s Comment.

Changes in internal controls

22.
In future filings, please discuss whether there were any changes in your internal controls over financial reporting that has materially affected or is reasonably likely to materially affect your internal controls, as opposed to changes that “significantly” affected your internal controls.

Response:

We have noted the Staff’s Comment.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

By:	/s/ Scott Masse
Scott Masse
Chief Executive Officer